SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6647N108 (CUSIP Number)

Initial Public Offering - October 26, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G6674N108	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Neil Nanpeng Shen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

5,442,889† shares
6 SHARED VOTING POWER

N/A
7 SOLE DISPOSITIVE POWER

5,442,889† shares
8 SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,442,889† shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.18%
12	TYPE OF REPORTING PERSON*

IN

†

Includes 5,355,389 ordinary shares held by the Reporting Person and 87,500 ordinary shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of this Schedule 13G.

ITEM 1	(a).	NAME OF ISSUER:

Home Inns & Hotels Management Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 400 Tian Yao Qiao Road Shanghai 200230, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This statement is filed by Neil Nanpeng Shen (the “Reporting Person”).

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the Reporting Person’s principal business office is:

Neil Nanpeng Shen Rm. 3202a, The Centrium 60 Wyndham Street, Central, Hong Kong

ITEM 2	(c).	CITIZENSHIP:

Neil Nanpeng Shen is a Hong Kong citizen.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G6647N108

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2006:

(a) Amount beneficially owned:

See Row 9 of cover page for the Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen